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CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST
INDENTURE ACT OF 1939 OF A CORPORATION
DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2)

HSBC Bank USA
(Exact name of trustee as specified in its charter)

New York (Jurisdiction of incorporation or organization if not a U.S. national bank)	13-2774727 (I.R.S. Employer Identification No.)
452 Fifth Avenue, New York, NY (212) 525-5600 (Address of principal executive offices)	10018-2706 (Zip Code)

Warren L. Tischler, SVP
HSBC Bank USA
452 Fifth Avenue
New York, New York 10018-2706
Tel: (212) 525-1311
(Name, address and telephone number of agent for service)

MERRILL CORPORATION*
(Exact name of obligor as specified in its charter)

Minnesota (State or other jurisdiction of incorporation or organization)	41-0946258 (I.R.S. Employer Identification No.)
One Merrill Circle St. Paul, Minnesota (Address of principal executive offices)	55108 (Zip Code)

Class A Senior Subordinated Notes due 2009
Class B Senior Subordinated Notes due 2009

(Title of Indenture Securities)

*TABLE OF ADDITIONAL REGISTRANTS

Name, Address and Telephone Number	State or Other Jurisdiction of Incorporation or Organization	I.R.S. Employer Identification Number
Merrill Communications LLC One Merrill Circle St. Paul, MN 55108 Attn: General Counsel	Delaware	41-2007271
Merrill Real Estate Company One Merrill Circle St. Paul, MN 55108 Attn: Secretary	Minnesota	1-1814548
Merrill/May, Inc. One Merrill Circle St. Paul, MN 55108 Attn: Secretary	Minnesota	41-1766390
FMC Resource Management Corporation One Merrill Circle St. Paul, MN 55108 Attn: Secretary	Washington	91-0950018
Merrill/Global, Inc. One Merrill Circle St. Paul, MN 55108 Attn: Secretary	Minnesota	41-1882477

General

Item 1.    General Information.

        Furnish the following information as to the trustee:

          (a)  Name and address of each examining or supervisory authority to which it is subject.

            State of New York Banking Department.

            Federal Deposit Insurance Corporation, Washington, D.C.

            Board of Governors of the Federal Reserve System, Washington, D.C.

          (b)  Whether it is authorized to exercise corporate trust powers.

            Yes.

Item 2.    Affiliations with Obligor.

        If the obligor is an affiliate of the trustee, describe each such affiliation.

          None

Item 16.    List of Exhibits

Exhibit
T1A(i)	(1)	Copy of the Organization Certificate of HSBC Bank USA.
T1A(ii)	(1)	Certificate of the State of New York Banking Department dated December 31, 1993 as to the authority of HSBC Bank USA to commence business as amended effective on March 29, 1999.
T1A(iii)		Not applicable.
T1A(iv)	(3)	Copy of the existing By-Laws of HSBC Bank USA as amended on April 11, 2002.
T1A(v)		Not applicable.
T1A(vi)	(2)	Consent of HSBC Bank USA required by Section 321(b) of the Trust Indenture Act of 1939.
T1A(vii)		Copy of the latest report of condition of the trustee (March 31, 2002), published pursuant to law or the requirement of its supervisory or examining authority.
T1A(viii)		Not applicable.
T1A(ix)		Not applicable.

(1)
Exhibits previously filed with the Securities and Exchange Commission with Registration No. 022-22429 and incorporated herein by reference thereto.

(2)
Exhibit previously filed with the Securities and Exchange Commission with Registration No. 33-53693 and incorporated herein by reference thereto.

(3)
Exhibit previously filed with the Securities and Exchange Commission with Registration No. 333-88532 and incorporated herein by reference thereto.

SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, HSBC Bank USA, a banking corporation and trust company organized under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 27th day of June, 2002.

HSBC BANK USA
By:	/s/ Frank J. Godino
Frank J. Godino Vice President

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  CONFORMED COPY
TABLE OF ADDITIONAL REGISTRANTS
General
  Item 1. General Information.
  Item 2. Affiliations with Obligor.
  Item 16. List of Exhibits
SIGNATURE